Ares Acquisition Corporation II

245 Park Avenue, 44th Floor

New York, NY 10167

Kodiak Robotics, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

June 30, 2025

VIA EDGAR

Attention:	Brittany Ebbertt
Kathleen Collins
Marion Graham
Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ares Acquisition Corporation II

Kodiak Robotics, Inc.

Registration Statement on Form S-4

Filed May 14, 2025

File No. 333-287278

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation II (“AACT”) and Kodiak Robotics, Inc. (“Legacy Kodiak”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2025 with respect to the Registration Statement on Form S-4 (File No. 333-287278), initially filed with the Commission on May 14, 2025 (the “Registration Statement”). As used in this letter, “we,” “us,” and “our” refer to AACT and Legacy Kodiak collectively.

Concurrent with the submission of this letter, we are submitting Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 1 unless otherwise specified. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4 Filed May 14, 2025

Cover Page

1.

Please tell us why the ownership tables here and on pages xx and xxi include the shares underlying Legacy Kodiak options that will convert into Kodiak options upon the business combination. Alternatively, consider removing such shares from the tables and including a footnote explaining the exclusion of the option shares. Similarly, explain your basis for assuming the completion of $100.0 million of the PIPE Investment considering only $60.0 million has been committed and closed, to date, or revise accordingly. Lastly, revise footnote 3 to the tables to disclose the number of shares underlying each of the Exchanged Kodiak Options, the conversion of the SAFEs and the conversion of the Second Lien Loans, and the number of shares issuable related to the exercise of the Legacy Kodiak warrants.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we believe that including the shares of Kodiak Common Stock issuable upon exercise of the Exchanged Kodiak Options in such tables is helpful for investors. Currently, the vast majority of Legacy Kodiak Options are significantly “in-the-money,” and we expect that all of the Exchanged Kodiak Options will have an exercise price less than the Redemption Price. Given that the shares of Kodiak Common Stock underlying the Exchanged Kodiak Options would represent a significant percentage of outstanding shares, we believe it is important for investors to understand the dilutive effect of the Exchanged Kodiak Options. Accordingly, we believe including the shares underlying the Exchanged Kodiak Options in such tabular presentations is more informative and meaningful for investors.

We further advise the Staff that we continue to target a $100.0 million PIPE Investment to be funded prior to the consummation of the Business Combination and therefore we believe assuming the completion of this targeted PIPE Investment in the tabular presentation provides investors with useful information on the impact such investment will have on relative share ownership percentages after the consummation of the Business Combination. We will continue to evaluate the potential incremental PIPE Investments and will ensure that the final Form S-4 presentations reflect the current facts and expectations at the time of effectiveness.

We have revised the tables on the cover page and pages xxi, xxii, 3, 4, 27, 153 and 154 of Amendment No. 1 to include the requested disclosure.

Cautionary Note Regarding Forward Looking Statements, page xiv

2.

You state that the proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted for this initial business combination. See Section 27A(b)(2)(D) of the Securities Act of 1933. Please revise to clarify that the safe harbor does not apply to this offering.

Response: We have revised the disclosure on page xvi of Amendment No. 1.

Summary of the Proxy Statement/Prospectus, page 1

3.

Please revise the prospectus summary to include, in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company. Refer to Item 1604(b)(4) of Regulation S-K.

Response: We have revised the disclosure on pages 24 through 25 of Amendment No. 1.

4.

Please revise to include the dilution table and related disclosures as required by Item 1604(c) of Regulation S-K. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination, including sources not included in the table, such as the exercise of the warrants, with respect to the determination of the as adjusted net tangible book value per share.

Response: We have revised the disclosure on pages 3 through 6 of Amendment No. 1.

5.

Please revise to present, at each redemption level, the valuation at or above which the potential dilution results in the amount of non-redeeming shareholders’ interest per share being at least the IPO price per share of ordinary shares. Refer to Item 1604(c)(1) of Regulation S-K.

Response: We have revised the disclosure on page 5 of Amendment No. 1.

Risk Factors, page 28

6.

As an emerging growth company, we note that you intend to take advantage of the extended transition period for adopting new or revised accounting standards. Please revise to include a risk factor explaining that because of this election your financial statements will not be comparable to companies that comply with the public company effective dates.

Response: We have revised the disclosure on pages 69 through 70 of Amendment No. 1.

We rely on a limited number of customers for a significant portion of our revenue... page 31

7.

You state that a significant portion of your revenue has been generated from a limited number of customers including the U.S. Army and Atlas. For all periods presented, to the extent material, please quantify the amount of revenue that you generated from each significant customer.

Response: We have revised the disclosure on page 35 of Amendment No. 1 to quantify the amount of revenue that Legacy Kodiak generated from the U.S. Army. Further, we respectfully advise the Staff that Legacy Kodiak did not generate a material amount of revenue from Atlas Energy Solutions (“Atlas”) or any other customer during any of the periods presented in the Registration Statement.

We depend heavily on our commercial agreements with Atlas... page 32

8.

Please revise to disclose the terms of Legacy Kodiak’s Master Services Agreement (MSA) with Atlas, including the date the agreement was entered into and the length and amount of the contract. Also, tell us your consideration to disclose any remaining performance obligations as of December 31, 2024, in the financial statement footnotes related to the Atlas MSA or any other arrangements. In this regard, disclosure on page 292 indicates that Legacy Kodiak anticipates entering into long-term master service contracts with customers for terms of three to four years. Refer to ASC 606-10-50-13.

Response: We have revised the disclosure on page 36 of Amendment No. 1 to disclose the terms of Legacy Kodiak’s Master Services Agreement with Atlas (the “Atlas MSA”). We respectfully advise the Staff that we considered the footnote disclosure required under ASC 606-10-50-13 as it related to the Atlas MSA and determined that, as of December 31, 2024, it was immaterial quantitatively and qualitatively to the Legacy Kodiak financial statement footnotes because the remaining performance obligations would be performed over 4 years and the related future revenues for each annual period to December 2028 relative to Legacy Kodiak’s historical revenues for the year ended December 31, 2024 represented less than 10%. We have included the disclosures in the interim period as of March 31, 2025 on page F-96 of Amendment No. 1 as required by ASC 606-10-50-13. Further, we respectfully advise the Staff that Legacy Kodiak does not have any other arrangements with remaining performance obligations that have an original expected duration of more than one year.

The Business Combination Proposal, page 100

9.

Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.

Response: We have revised the disclosure on pages 121 through 122 of Amendment No. 1 to clarify that the Sponsor’s sole role and responsibility is to provide capital and administrative support and related services to AACT. No affiliates or promoters direct or manage AACT’s activities.

Fairness Opinion of Lincoln International LLC, page 130

10.

You disclose that Lincoln International LLC considered documents related to the “probable future outlook of Legacy Kodiak” provided by the management of Legacy Kodiak and the company. Please discuss whether Lincoln International LLC and/or the board considered financial projections in evaluating the proposed business combination. If so, disclose why the projections or forecasts regarding the “probable future outlook of Legacy Kodiak” were not included in the filing.

Response: We respectfully acknowledge the Staff’s comment and inform the Staff that there were no financial projections provided to or considered by the AACT Board, the Special Committee, or by Lincoln in connection with their respective evaluations of the proposed Business Combination. The AACT Board, the Special Committee, and Lincoln were each provided with Legacy Kodiak’s internally derived economic assumptions and metrics related to the Kodiak Driver-as-a-Service (which we describe in the Registration Statement as the “Kodiak Driver-as-a-Service Economics”) for their respective evaluation of the Business Combination. The Kodiak Driver-as-a-Service Economics information is included in the section of the Registration Statement entitled “The Business Combination Proposal—Kodiak Driver-as-a-Service Economics Information.”

Unaudited Pro Forma Condensed Combined Financial Information Expected Accounting Treatment of the Business Combination, page 221

11.

Please revise to include SAB 74 disclosure in Ares’ financial statement footnotes addressing when they intend to adopt ASU 2025-03 and the impact of such adoption of your financial statements. In this regard, we note the adoption of ASU 2025-03 will impact the identification of the accounting acquirer in a business combination that is affected primarily by exchanging equity interests in which a VIE is acquired. Accordingly, tell us how, or if, you considered the impact of this guidance on your pro forma financial statements.

Response: We respectfully acknowledge the Staff’s comment and inform the Staff that both AACT and Legacy Kodiak will early adopt ASU 2025-03 as of April 1, 2025. As the Business Combination will close subsequent to April 1, 2025, we have assessed the accounting treatment for the Business Combination assuming ASU 2025-03 has already been adopted for pro forma purposes. This results in the Business Combination being accounted for as a reverse recapitalization under both the No Redemption and the Maximum Redemption Scenarios. We have revised the disclosure in Amendment No. 1 to reflect the adoption of ASU 2025-03 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

12.

Please revise to disclose the maximum redemption level (or approximate range of redemptions) at which the business combination transaction would still be accounted for as a reverse recapitalization. Also, consider revising to present a third column in your pro forma financial statements to reflect this scenario.

Response: As discussed in response to Comment 11 above, the Business Combination will be accounted for as a reverse recapitalization in all scenarios assuming the adoption of ASU 2025-03. We have revised the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in Amendment No. 1 accordingly.

13.

We note that you intend to account for Earn Out Securities as liability instruments while Sponsor Earn Out Securities will receive equity treatment. Please provide us with your analysis under ASC 815-40 that supports your accounting for each of these arrangements.

Response: We respectfully advise the Staff that we were in the process of interpreting the legal terms and conditions in respect of the Earn Out Securities and Sponsor Earn Out Securities, and the prior accounting was preliminary, as was disclosed in the pro forma financial statements in the Registration Statement. After further evaluation of the application of ASC 815-40 to the Earn Out Securities and Sponsor Earn Out Securities, we have determined that both the Earn Out Securities and Sponsor Earn Out Securities qualify for equity treatment under ASC 815-40. We have revised the disclosure in Amendment No. 1 to reflect such treatment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

ASC 815-40 provides for equity classification if an arrangement or instrument (1) is indexed to the issuer’s stock (ASC 815-40-15) and (2) meets the requirements of the equity classification guidance (ASC 815-40-25). The indexation guidance under ASC 815-40-15 requires a reporting entity to evaluate an instrument’s contingent exercise provisions and settlement provisions.

The Earn Out Securities are subject to forfeiture and are issued or vest, if applicable, upon the achievement of certain milestones based on the volume-weighted average price per share of Kodiak Common Stock. Specifically, one-third of the Earn Out Securities are issued or vest upon the volume-weighted average price per share of Kodiak Common Stock meeting each of the following targets: $18.00, $23.00 and $28.00, in each case for 20 out of 30 consecutive trading days occurring no later than the 4th anniversary of the consummation of the Business Combination (“Triggering Event I Threshold”, “Triggering Event II Threshold”, and “Triggering Event III Threshold”, respectively, or “Triggering Event Thresholds”). If before such 4th anniversary, there is a Change of Control that will result in holders of Kodiak Common Stock receiving a per share price equal to or in excess of any of the Triggering Event Thresholds, then the respective Triggering Event shall be deemed to occur and the relevant Earn Out Securities shall be issued, or vest, if applicable, immediately prior to the consummation of the Change of Control. Since there could be a varying number of shares issued in a Change of Control, this provision would also be analyzed under the settlement provision of the indexation guidance. We considered whether the stock price of Kodiak Common Stock is the only measure that can determine the number of shares to be issued because such stock price is an input in a “fixed for fixed” valuation model. Specifically, we note the price per share calculation upon a Change of Control includes the number of shares issuable in respect of the Earn Out Securities, i.e. the price per share is an iterative calculation which represents the fair value of Kodiak Common Stock. That is, there is no scenario where if a Change of Control occurs, all previously unissued shares will be issued. As the variability on the number of shares issuable is solely based on the stock price of Kodiak Common Stock, we concluded that the Change of Control provision does not violate the “fixed for fixed” criteria.

Additionally, Legacy Kodiak Option holders prior to the closing of the Business Combination whose options are subject to service-based vesting requirements will be entitled to Earn Out Securities upon closing of the Business Combination, and such Earn Out Securities will be subject to the same service-based vesting requirements. We concluded that the number of shares potentially issuable to the Legacy Kodiak Securityholders, accounted for under ASC 815-40, is not affected by the Earn Out Securities issuable to Legacy Kodiak Option holders within the scope of ASC 718. For example, if a Legacy Kodiak Option holder’s service terminates and options are cancelled prior to the settlement date, his or her Earn Out Securities are forfeited and do not affect the number of Earn Out Securities the remaining Legacy Kodiak Securityholders are eligible to receive. Therefore, we concluded that there are no settlement provisions in the Earn Out Securities which preclude equity classification under the ASC 815-40-15 indexation criteria.

The Sponsor Earn Out Securities are subject to forfeiture and the achievement of the Triggering Event I Threshold. The Triggering Event I Threshold is considered an exercise contingency, rather than a settlement provision, because there is no variability in the number of shares received. We evaluated the contingent exercise provision in accordance with ASC 815-40-15-7A and concluded that it is not based on either an observable market, other than the market for the issuer’s stock, or an observable index. In addition, because there is no variability in the number of shares received nor any other settlement provisions in the Sponsor Earn Out Securities, it was concluded the Sponsor Earn Out Securities are considered “fixed for fixed” under ASC 815-40-15-7C. Therefore, the Sponsor Earn Out Securities are not precluded from being considered indexed to the issuer’s own stock.

We evaluated both the Earn Out Securities and the Sponsor Earn Out Securities under the equity classification criteria of ASC 815-40-25 noting that physical settlement of the securities is required and neither the issuer nor the holder have an option for net cash settlement. We also considered ASC 815-40-25-7 through 25-43, which includes additional conditions that are required to be met for equity classification, noting that the Earn Out Securities and the Sponsor Earnout Securities have an explicit share limit; Kodiak will have sufficient authorized and unissued shares; there are no required cash payments if Kodiak fails to file timely; and there are no cash-settled top-off or make-whole provisions. Therefore, we have determined that both the Earn Out Securities and the Sponsor Earnout Securities meet the equity classification criteria under ASC 815-40-25.

As both the Earn Out Securities and Sponsor Earn Out Securities are indexed to the issuer’s stock (ASC 815-40-15) and meet the requirements of the equity classification guidance (ASC 815-40-25), we have concluded that both the Earn Out Securities and Sponsor Earn Out Securities qualify for equity treatment under ASC 815-40.

Pro forma Ownership after the Business Combination, page 224

14.

Please revise footnote 4 to the table to disclose the number of shares underlying each of the conversion of SAFEs and Second Lien Loans and the shares issuable related to exercise of the Legacy Kodiak warrants.

Response: We have revised the disclosure on page 229 of Amendment No. 1 to address the Staff’s comment with regard to footnote 4.

Note 3 - Pro Forma Adjustments

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 232

15.

We note that the Exchanged SAFE Loan will be convertible into Kodiak Common Stock at the Sponsor Affiliates Investor’s option. To the extent the Exchanged SAFE Loan is not converted, such borrowings will remain outstanding after the Closing. Please explain your basis for assuming conversion of the Exchanged SAFE Loan in pro forma adjustment C3. In this regard, tell us and revise to clarify whether the Sponsor Affiliate Investor has elected to convert their Loan at Closing. Similarly, explain your basis for assuming repayment in cash of the Overfunding Loans held by the Sponsor in pro forma adjustment C7 and revise your disclosures as necessary.

Response: The Sponsor Affiliate Investor has not yet indicated whether it will convert the Exchanged SAFE Loan into shares of Kodiak Common Stock upon the consummation of the Business Combination. We have assumed conversion of the Exchanged SAFE Loan for pro forma purposes as such conversion into shares of Kodiak Common Stock would be the most dilutive to the Legacy Kodiak Securityholders. Similarly, the Sponsor has not yet

indicated its intention regarding the settlement of the Overfunding Loans upon the consummation of the Business Combination. We have assumed repayment of the Overfunding Loans for pro forma purposes as the Overfunding Loans, by their terms, require repayment in cash upon the consummation of the Business Combination unless converted into warrants at the option of the Sponsor.

We have revised the disclosure on pages 235 and 236 of Amendment No. 1 to clarify the corresponding disclosure.

16.

Please revise to disclose the number of Kodiak shares issued related to the SAFE Agreements, the Second Lien Loans and the Legacy Kodiak warrants reflected in pro forma adjustments C2, C3 and C4, respectively.

Response: We have revised the disclosure on page 235 of Amendment No. 1 with regard to pro forma adjustments C2, C3 and C4 to include the number of shares of Kodiak Common Stock expected to be issued in respect of the SAFE Agreements, the Second Lien Loans and the Legacy Kodiak warrants.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 234

17.	We note pro forma adjustment F6 is shown on the face of the pro forma income statement but there is no corresponding pro forma note. Please explain or revise to remove this reference.

Response: We have revised the disclosure on page 232 of Amendment No. 1 to remove the reference to pro forma adjustment F6.

18.

We note that pro forma adjustment F1 gives effect to the termination of the Trust Agreement, in part, by eliminating interest income on Trust assets under both the no redemption scenario, in which you appear to retain trust assets, and the maximum redemption scenario, in which you appear to liquidate the trust assets. Please tell us why you believe the same adjustment is appropriate under Rule 11-02(a)(6)(i)(B) given the difference in the pro forma balance sheet treatment under each scenario.

Response: Upon the consummation of the Business Combination, the funds deposited in the Trust Account will be released: (i) to pay the Redemption Price to holders of Public Shares who properly exercise their redemption rights; (ii) to pay transaction fees and expenses associated with the Business Combination; and (iii) for working capital and general corporate purposes of Kodiak following the consummation of the Business Combination.

Rule 11-02(a)(6)(i)(B) states that the pro forma adjustments related to the pro forma condensed income statement should be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Since the Business Combination is assumed to have occurred as of January 1, 2024, the investment income on trust assets would be required to be eliminated in both scenarios as all amounts held in the Trust Account would have been released upon the consummation of the Business Combination in both the No Redemption and the Maximum Redemption Scenarios.

Information About AACT, page 238

19.	Please revise to include all of the information regarding the Sponsor required by Item 1603 of Regulation S-K.

Response: We have revised the disclosure, as applicable, on pages 240 through 245 of Amendment No. 1.

Beneficial Ownership of Securities, page 274

20.	Please disclose the information required by Item 403 of Regulation S-K regarding Kodiak. Refer to Item 18(a)(5) of Form S-4.

Response: We have revised the disclosure on pages 280 through 282 of Amendment No. 1.

21.

Please identify the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including but not limited to, First Trust Capital Management L.P., AQR Capital Management, LLC, Westchester Capital Management, LLC.

Response: We have revised the beneficial ownership table and footnotes thereto on pages 280 through 282 of Amendment No. 1 to include all information we have regarding those natural persons who exercise the voting and/or dispositive powers with respect to the securities presented in such table. With respect to certain Public Shareholders for whom beneficial ownership information is provided, including Barclays PLC, HGC Investment Management Inc., Mizuho Financial Group, Inc. and Westchester Capital Management, LLC, the only information we have is based on the reports such shareholders have filed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act. In accordance with Instruction 3 to Item 403 of Regulation S-K, we have relied on such information for purposes of the beneficial ownership table.

Information About Legacy Kodiak, page 284

22.

You state that you use artificial intelligence in your operations, product development, services and solutions. We note that you also increased your spending on research and development to support your artificial intelligence and machine learning efforts. Please revise to provide a more detailed discussion regarding the specific data points or types of data your artificial intelligence platform collects and utilizes. Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems.

Response: We have revised the disclosure on page 295 of Amendment No. 1 to discuss the data sources and types of data Legacy Kodiak’s artificial intelligence platform collects and utilizes.

Our Customers, page 295

23.

We note your case study discussion beginning on page 296. Please tell us the amount of revenue recognized from each of these arrangements for each period presented and whether you consider such revenue to be from Driver-as-a-Service (DaaS), freight delivery or autonomy solutions. Also, describe for us how you account for such arrangements and revise your disclosures as necessary. For example, you refer to a collaboration arrangement with J.B. Hunt in which the freight delivery services are provided by both J.B. Hunt and Legacy Kodiak. Lastly, disclose the terms for each of these arrangements. In this regard, clarify whether the U.S. Army contract has been completed or when it will terminate. Similarly, explain whether you continue to generate revenue from your 2024 collaboration with Textron Systems.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the revenue recognized from each of these arrangements, other than with the U.S. Army, was insignificant for each of the periods presented in the Registration Statement and not material to an investor’s understanding of the Legacy Kodiak’s business. Further, Legacy Kodiak launched its DaaS business model in December 2024 when Atlas accepted delivery of its first Kodiak Driver-powered trucks. To date, Legacy Kodiak has not entered into any other DaaS commercial agreements, as Legacy Kodiak continues to build out its over-the-road safety case with its existing commercial counterparties, including those identified in the Registration Statement. Legacy Kodiak has accounted for the revenue generated from its arrangement with the U.S. Army as revenue related to ground autonomy solutions, its revenue generated from non-DaaS freight hauling services as revenue related to freight delivery and its DaaS revenue as revenue related to DaaS, each as described in Amendment No. 1 on pages F-54 and F-55.

Legacy Kodiak does not currently have any active work orders under its commercial agreement with the U.S. Army, though such agreement continues to remain in effect and would generally govern the terms of any future work orders that may be agreed upon by the parties from time to time. Legacy Kodiak does not currently generate any revenue under its partnership with Textron Systems. Legacy Kodiak’s agreement with Textron Systems was a technology collaboration agreement under which each party bore its own costs and no payments were made between the parties.

We have revised the disclosure on page 303 of Amendment No. 1 to address such matters.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Kodiak

Key Operating Metrics, page 306

24.

It appears the two metrics disclosed provide a means by which to measure operations and revenue generated via your DaaS solutions. Please tell us, and revise to disclose as applicable, what measures Legacy Kodiak uses to monitor their other operations and revenue related to either delivery of freight via Kodiak-owned vehicles or providing autonomy solutions and revise to include a quantified discussion of such measures for each period presented. Refer to SEC Release 33-10751.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the two key operating metrics Legacy Kodiak’s management consider when evaluating its financial condition, operating performance, and long-term growth are Cumulative Hours of Paid Driverless Operations and Customer-Owned Driverless Vehicles. Legacy Kodiak’s management believes these metrics provide helpful context for potential investors in evaluating the progress and adoption of the DaaS business model, which is expected to be the primary driver of Legacy Kodiak’s long-term growth.

As Legacy Kodiak’s business model continues to evolve toward a DaaS model, Legacy Kodiak aims to transition existing customers away from freight delivery via Legacy Kodiak-owned vehicles in favor of using customer-owned and -operated trucks equipped with the Kodiak Driver. Further, over time Legacy Kodiak-owned vehicles are expected to primarily be used for research and development of the Kodiak Driver and represent a smaller share of the deployed fleet. Similarly, ground autonomy solutions provided to the U.S. Army, while historically significant, have declined over time, are more episodic in nature and are not expected to be the primary driver of long-term revenue growth for Legacy Kodiak.

Furthermore, while there are certain other measures that Legacy Kodiak has tracked historically relating to its progress in gaining initial customer traction or demonstrating the efficacy of the technology, for example loads delivered, Legacy Kodiak does not currently utilize such measures to evaluate its performance or progress.

For these reasons, Legacy Kodiak’s management does not use metrics related to freight delivery via Kodiak-owned vehicles or ground autonomy solutions when making business decisions and does not believe disclosing such metrics would assist investors in evaluating Legacy Kodiak’s progression toward its long-term strategic goals nor enhance a reader’s understanding of Legacy Kodiak’s results of operations.

If additional or different metrics become material, we will reassess whether any such metrics should be discussed in future filings or be given increased prominence as a key metric.

Results of Operations

Year Ended December 31, 2024 compared to Year Ended December 31, 2023, page 308

25.

Please revise to include a discussion of the change in revenue separately for each of your product and service offerings (i.e. DaaS, freight delivery and ground autonomy solutions). Refer to Item 303(a) of Regulation S-K.

Response: We have revised the disclosure on page 316 of Amendment No. 1 to specify, and quantify in dollar amounts, the significant drivers of the changes in revenue by each of Legacy Kodiak’s service offerings. Such changes in revenue were primarily driven by revenue related to ground autonomy solutions. DaaS and freight delivery revenues were not significant drivers of changes in the historical periods presented.

Kodiak Robotics, Inc.

Note 2. Summary of Significant Accounting Policies

Concentration of Risks, page F-30

26.

Please revise to disclose information related to major customer(s) who generated 10% or more of revenue in either period end. In this regard, it appears from your disclosures on page 31, that contracts with the U.S Army have comprised a significant percentage of your historical revenues. If customers are the same in both periods, please identify them as such, for example, by distinguishing each customer as Customer A, Customer B, etc. Refer to ASC 280-10-50-42.

Response: We have revised the disclosure on page F-51 of Amendment No. 1 to clarify that a single customer, represented 89% of Legacy Kodiak’s revenues for each of the years ended December 31, 2024 and 2023.

Revenue Recognition, page F-33

27.

We note Legacy Kodiak generates revenue from providing DaaS to customers, delivering freight via Kodiak-owned autonomous trucks and demonstrating and providing ground autonomy solutions to the U.S. Army. Please provide us with a breakdown of revenue for each of these revenue streams for each period presented. In addition, include a discussion of your revenue recognition policy separately for each of these revenue streams and at a minimum, ensure you address the following:

•

Disclose information related to the performance obligations for each revenue stream, including the nature of goods or services included in each performance obligation and how and when each performance obligation is satisfied, and revenue is recognized. Refer to ASC 606-10-50-12.

•	Disclose how you determine the standalone selling price for each of the performance obligations in your multiple performance obligation arrangements. Refer to ASC 606-10-50-20.

Response: A breakdown of each of these revenue streams is as follows: Ground autonomy solutions represented 89% of our revenues for both the years ended December 31, 2024 and 2023 and related to a single customer. Freight delivery represented 11% of our revenues for both the years ended December 31, 2024 and 2023 and related to 7 and 9 customers, respectively. Our DaaS revenues were not material for the years ended December 31, 2024 and 2023.

We have revised the disclosure on pages F-54 and F-55 of Amendment No. 1 to include a discussion of Legacy Kodiak’s revenue recognition policy for each of DaaS, freight delivery and ground autonomy solutions with reference to ASC 606-10-50-12. In particular, the revised disclosure includes information related to the performance obligations for each revenue stream, including the nature of Legacy Kodiak’s promises and how and when each is satisfied and revenue recognized. We acknowledge the Staff’s comment with respect to standalone selling price in ASC 606-10-50-20 and respectfully advise the Staff that all of Legacy Kodiak’s arrangements to date relate to a single or combined performance obligation as the promises are not distinct within the context of the contract as the services are highly interdependent and therefore the determination of the standalone selling price and subsequent allocation of transaction price is not needed.

28.

Please revise to disclose how the timing of satisfaction of performance obligations relates to the timing of payment. In this regard, you state that customers are billed upon meeting certain defined milestones in the contract upon completion of services or in advance for autonomous driving solutions. Explain what is meant by milestones and how this relates to your DaaS services, delivery of vehicles, freight services or ground autonomy solutions. Refer to ASC 606-10-50-9.

Response: We have revised the disclosure on pages F-54 and F-55 of Amendment No. 1 with reference to ASC 606-10-50-9 to include how the timing of satisfaction of performance obligations relates to the timing of payment and to remove the reference to milestones in respect of Legacy Kodiak’s billing practices.

Note 17. Segment, page F-54

29.

We note net loss is the key measure of segment profit used by the CODM to allocate resources and assess performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to 280-10-50-29f and the example at 280-10-55-54c.

Response: We have revised the disclosure on F-75 of Amendment No. 1 with reference to 280-10-50-29f to address how Legacy Kodiak’s CODM uses net loss to assess segment performance and to decide how to allocate resources.

General

30.

Please revise throughout the filing to consistently and clearly disclose when Legacy Kodiak began offering the DaaS services. In this regard, we note Legacy Kodiak offered this service to Atlas as part of the agreement entered into December 2024. However, elsewhere in the filing it is unclear whether this service was offered prior to December 2024 and/or to Legacy Kodiak’s other commercial trucking customers as defined on page 295.

Response: We have revised the disclosure in Amendment No. 1 to clarify that Legacy Kodiak launched its DaaS business model in December 2024 when Atlas accepted delivery of its first Kodiak Driver-powered trucks in December 2024. To date, Legacy Kodiak has not entered into any other DaaS commercial agreements.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355 or Melissa Rick at (650) 849-3059 or Austin March at (512) 338-5410.

Very truly yours,

ARES ACQUISITION CORPORATION II

By:	/s/ Allyson Satin
Name: Allyson Satin
Title: Chief Operating Officer

KODIAK ROBOTICS, INC.

By:	/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer

Enclosures

cc:	Philippa Bond, P.C.

Monica Shilling, P.C.

Walton Dumas

Van Whiting

Kirkland & Ellis LLP

Jeffrey Saper

Melissa Rick

Austin March

Wilson Sonsini Goodrich & Rosati, P.C.